Filed by WPX Energy, Inc.

Pursuant to Rule 425 under the Security Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: WPX Energy, Inc.

Commission File No.: 1-35322

Devon and WPX merger update

•	Integration team named
•	Working quickly to create the new Devon
•	No merger-related reductions until 2021

Senior leaders from WPX and Devon have taken initial steps in the merger integration planning process. The integration team will include:

—	David Harris from Devon
—	Jeff Ritenour from Devon
—	Tana Cashion from Devon
—	Clay Gaspar from WPX
—	Dennis Cameron from WPX
—	Kevin Vann from WPX
—	Angela Kouplen from WPX

From time to time, the integration team will draw upon subject matter experts from both WPX and Devon. The team also is evaluating the services of merger integration experts that may provide additional resources, structure and support.

A look at timing

Both companies have agreed that there will be no merger-related workforce reductions until after the first of the year.

This provides reassurance to employees and your families through the holidays, as well as some degree of certainty in an uncertain process.

That is also helpful to know even if the merger closes early in mid-December, which depends on a number of factors including regulatory and shareholder approvals.

It’s certainly possible that closing still won’t occur until early 2021. Just keep in mind that “closing” and “integrating” are very distinct things.

“Closing” is simply the date when the transaction is complete. “Integrating” is a process that stretches beyond a singular physical day on the calendar and can’t take place until after “closing.”

Until then, Devon and WPX will continue to operate as independent companies.

Initial org design

The future executive team has determined the new organizational structure and reporting relationships. The teams reporting to each leader are listed below. As integration planning continues, there may be additional changes to the structure:

•	Clay Gaspar – Geosciences, Reservoir, Production, Drilling, Completions, Facilities, Environmental, Health & Safety, Field Operations

•	David Harris – Business Development, Land, Information Technology, Innovation

•	Jeff Ritenour – Corporate Finance, Treasury, Planning, Reserves, Accounting, Tax, Investor Relations, Marketing, Midstream, Supply Chain, Internal Audit

•	Dennis Cameron – Legal, Public & Government Affairs

•	Tana Cashion – Human Resources, Corporate Communications, Community Relations, Administration - Facilities & Real Estate, Security, Corporate Services & Hospitality, Aviation, Digital Security

Specific leaders over each function, as well as plans for individual roles, will be communicated near or shortly after the merger closing.

It’s still going to take some time to get clarity around the future of your own role. And even if a role is eliminated after the first of the year, it’s entirely possible that you may be asked to support the integration period for a while. Thank you for your continued patience and professionalism.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the Private Securities Litigation Reform Act of 1995. These statements generally can be identified by the fact that they do not relate strictly to historical or current facts. Statements preceded by, followed by or that otherwise include the words “aims,” “believes,” “expects,” “ensures,” “anticipates,” “intends,” “projects,” “estimates,” “forecasts,” “predicts,” “plans,” “outlook,” “positioned,” “strategy,” “may increase,” “may fluctuate,” “will,” “should,” “would,” “may,” “if” and “could” and similar expressions or other words of similar meaning, and the negatives thereof, are generally intended to identify forward-looking statements. Specific forward-looking statements include statements regarding the Company’s plans and expectations with respect to the proposed transaction and the anticipated impact of the proposed transaction on the Company’s results of operations, financial position, growth opportunities and competitive position. These statements reflect the Company’s current views with respect to future events based on management’s experience and perception of historical trends, current conditions, anticipated future developments and other factors believed to be appropriate. No assurances can be given, however, as of this date, that these events will occur or that any projections contained in these forward-looking statements will be achieved. Forward-looking statements involve significant known and unknown risks, uncertainties and other factors that are difficult to predict and could cause actual results to differ materially from those expressed in or implied by such forward-looking statements. Some of these factors include the Company’s ability to consummate the proposed transaction on the expected timeframe or at all, including due to the inability to obtain all approvals necessary or the failure of other closing conditions; the risk that either party may terminate the merger agreement; the Company’s ability to realize the expected synergies and other benefits from the proposed transaction and successfully integrate with Devon’s business within the expected timeframe or at all; operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed transaction; the volatility of oil and natural gas prices; the risks of oil and natural gas activities; the ability to drill and complete wells; operational, regulatory and environment risks; cost and availability of equipment and labor; the Company’s ability to finance its activities; and other risks more fully discussed in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including its Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q, available on the Company’s website or the SEC’s website at www.sec.gov, and in other documents the Company files with the SEC. Any forward-looking statement speaks only as of the date of which such statement is made and the Company undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the proposed transaction, Devon will file a registration statement on Form S-4 that will include a joint proxy statement/prospectus of the Company and Devon. The definitive joint proxy statement/prospectus will be sent to the stockholders of the Company and Devon. The Company and Devon may also file other documents with the SEC regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF THE COMPANY ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive joint proxy statement prospectus, as applicable, will be sent to security holders of the Company in connection with the Company’s stockholder meeting. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available), any registration statement/prospectus, and other relevant documents filed by the Company with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties will also be able to obtain, without charge, a copy of the joint proxy statement, prospectus, and other relevant documents (when available) by directing a request by mail or telephone to Investor Relations, WPX Energy, Inc., 3500 One Williams Center, Tulsa, Oklahoma 74172 or +1 (539) 573-9360. Copies of the documents filed by the Company with the SEC will be available free of charge on the Company’s website at https://www.wpxenergy.com/investors.

Participants in the Solicitation

The Company and its directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies from its security holders with respect to the proposed transaction. Information about these persons is set forth in the Company’s proxy statement relating to its 2020 Annual Meeting of Stockholders, as filed with the SEC on March 31, 2020, as supplemented, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the Company’s security holders generally, by reading the joint proxy statement/prospectus, any registration statement and other relevant documents regarding the transaction, which will be filed with the SEC.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.